UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T CAPITAL FUNDING, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Northlake Blvd., Suite 175
(No. and Street)

Altamonte Springs	FL	32701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amber Clarke	321-280-5235	TCFac@tcapitalfunding.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/03	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Amber Clarke, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of T CAPITAL FUNDING, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

MADISON R. SMALL
MY COMMISSION EXPIRES SEPTEMBER 4, 2026
NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

T Capital Funding, LLC

Financial Statements and Supplemental Information
December 31, 2022

Pursuant to Rule 17a-5 under The Securities Exchange Act of 1934

Public Document

T Capital Funding, LLC

For the Year Ended December 31, 2022

Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  T Capital Funding, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T Capital Funding, LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023. Partners of Raich Ende Malter & Co. LLP joined EisnerAmper LLP in 2022. Raich Ende Malter & Co. LLP had served as the Company's auditor since 2018.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 29, 2023




T Capital Funding, LLC
Statement of Financial Condition
December 31, 2022


Assets

Cash and cash equivalents	$	597,292
Accounts receivable		276,163
Prepaid expenses		33,137
Property and equipment, less accumulated depreciation of $13,157		5,059
	$	911,651

Liabilities and member's equity

Liabilities

Due to affiliates	$	20,560
Accounts payable and accrued expenses		48,234
		68,794
Member's equity		842,857
	$	911,651


See accompanying notes to financial statements

2


Note 1 – Organization and Nature of Business

T Capital Funding, LLC (the "Company") was organized on January 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.   The primary revenue source of the Company is earning commissions for raising capital for real estate projects.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase.

Credit Losses

The Company has evaluated accounts receivable, which consists of commission and compliance administrative fees, and concluded that there is no need to establish an allowance for credit losses. The Accounts Receivable balance at December 31, 2022 and 2021 was $276,163 and $195,987 respectively.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes.   The Company's taxable income or loss is reportable on the member's income tax return.

Note 3 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2022, the Company had net capital of $559,557 which exceeded requirements by $554,557. The ratio of aggregate indebtedness to net capital was .12 to 1.

Note 4 - Related Party Transactions

The Company reimburses the Member for certain expenses including its allocable share of payroll and benefits, accounting and bookkeeping services and certain administrative expenses. The Company owes $20,560 of benefits and expense reimbursements to affiliates at December 31, 2022, which is included in Due to Affiliates on the Statement of Financial Condition.

The Accounts Receivable balance at December 31, 2022 of $276,163 was due from related party real estate partnerships.

Note 5 – Lease

The Company entered into a month-to-month basis sublease agreement with a related party for its office space in June 2022. The sublease can be cancelled by the Company at any point with 30 days' notice. The Company recognizes and measures its leases in accordance with FASB ASC 842, Lease. As the sublease is month to month, the Company's recognizes the sublease as a short-term lease and expensed on a straight-line basis.

Note 6 — Contingencies and Credit Risk

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022. The cash and cash equivalents are held by one financial institution and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Note 7 – Subsequent Events

Management has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through March 29, 2023, the date these financial statements were available to be issued.